Exhibit 14

DRAFT INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of

Calvert Variable Series, Inc.:

We consent to the use of our report dated February 14, 2003, with respect to the statement of assets and liabilities, including the schedule of investments, of the Ameritas Emerging Growth, Ameritas Research, and Ameritas Growth With Income Portfolios (the "Portfolios "), each a portfolio of Calvert Variable Series, Inc., as of December 31, 2002, and the related statements of operations, changes in net assets, and financial highlights for the period from December 31, 2001 through December 31, 2002, included herein and to the reference to our firm under the heading "Financial Statements" in the Registration Statement on Form N-14 of the Ameritas Core Strategies Portfolio.

KPMG LLP

Philadelphia, Pennsylvania

[DATE]